KASPI.KZ

JOINT STOCK COMPANY

Interim Condensed Consolidated

Financial Information
For the three months ended

31 March 2024 (Unaudited)

Exhibit 99.1

Joint Stock Company Kaspi.kz

Table of Contents

Page

interim condensed consolidated financial information

FOR THE three months ended 31 march 2024 (unaudited):

Interim condensed consolidated statements of profit or loss (unaudited) 3

Interim condensed consolidated statements of other comprehensive income (unaudited) 4

Interim condensed consolidated statements of financial position (unaudited) 5

Interim condensed consolidated statements of changes in equity (unaudited) 6

Interim condensed consolidated statements of cash flows (unaudited) 7-8

Selected explanatory notes to the interim condensed consolidated financial information (unaudited) 9-34

Kaspi.kz Joint Stock Company

Interim Condensed Consolidated Statements of Profit or Loss

For the three months ended 31 March 2023 and 2024 (Unaudited)

(in millions of KZT, except for earnings per share which are in KZT)

	Notes	Three Months Ended 31 March 2023	Three Months Ended 31 March 2024

REVENUE	4,5,18	395,004	552,814
Net fee revenue		196,548	275,152
Interest revenue		185,320	240,301
Retail revenue		8,014	35,570
Other gains		5,122	1,791

COSTS AND OPERATING EXPENSES	6,18	(187,398)	(283,717)
Interest expenses		(106,964)	(145,499)
Transaction expenses		(5,959)	(6,331)
Cost of goods and services		(31,348)	(63,078)
Technology & product development		(18,004)	(26,430)
Sales & marketing		(4,154)	(9,934)
General & administrative expenses		(5,778)	(7,392)
Provision expenses	7	(15,191)	(25,053)

NET INCOME BEFORE TAX		207,606	269,097

Income tax	8	(33,397)	(45,657)

NET INCOME		174,209	223,440

Attributable to:
Shareholders of the Company		173,103	219,599
Non-controlling interest		1,106	3,841
NET INCOME		174,209	223,440

Earnings per share
Basic (KZT)	9	911	1,160
Diluted (KZT)	9	903	1,151

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Kaspi.kz Joint Stock Company

Interim Condensed Consolidated Statements of Other Comprehensive Income

For the three months ended 31 March 2023 and 2024 (Unaudited)

(in millions of KZT)

The accompanying notes are an integral part of this interim condensed consolidated financial information.

	Three Months Ended 31 March 2023	Three Months Ended 31 March 2024
NET INCOME	174,209	223,440

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified subsequently to profit or loss:
Movement in investment revaluation reserve for equity instruments at FVTOCI	13	23
Items that may be reclassified subsequently to profit or loss:
Movement in investment revaluation reserve for debt instruments at FVTOCI:
Gains arising during the period, net of tax KZT Nil	13,353	32,365
Expected credit losses (recoveries) recognised in profit or loss	165	(294)
Reclassification of losses/(recoveries) included in profit or loss, net of tax KZT Nil	4	(424)
Foreign exchange differences on translation of foreign operations	138	2

Other comprehensive gain for the period	13,673	31,672

TOTAL COMPREHENSIVE INCOME	187,882	255,112
Attributable to:
Shareholders of the Company	186,632	250,938
Non-controlling interest	1,250	4,174
TOTAL COMPREHENSIVE INCOME	187,882	255,112

Kaspi.kz Joint Stock Company

Interim Condensed Consolidated Statements of Financial Position

As at 31 December 2023 and 31 March 2024 (Unaudited)

(in millions of KZT)

	Notes	31 December 2023	31 March 2024
ASSETS:
Cash and cash equivalents	10	820,466	668,058
Mandatory cash balances with National Bank of the Republic of Kazakhstan		47,110	50,174
Due from banks	17	30,683	30,156
Investment securities and derivatives	11,17	1,377,772	1,312,436
Loans to customers	12,17,18	4,235,957	4,523,841
Property, equipment and intangible assets		174,346	172,357
Other assets	18	135,598	152,204

TOTAL ASSETS		6,821,932	6,909,226

LIABILITIES AND EQUITY

LIABILITIES:
Due to banks	13,17	154	104,055
Customer accounts	14,17,18	5,441,456	5,252,797
Debt securities issued	17	99,468	49,830
Subordinated debt	17	62,369	60,824
Other liabilities	18	115,272	83,132

TOTAL LIABILITIES		5,718,719	5,550,638

EQUITY:
Issued capital	15	130,144	130,144
Treasury shares	15	(152,001)	(151,551)
Additional paid-in-capital		506	506
Revaluation reserve of financial assets and other reserves		9,719	41,058
Share-based compensation reserve	16	34,810	18,776
Retained earnings		1,054,945	1,291,165
Total equity attributable to Shareholders of the Company		1,078,123	1,330,098
Non-controlling interest		25,090	28,490
TOTAL EQUITY		1,103,213	1,358,588

TOTAL LIABILITIES AND EQUITY		6,821,932	6,909,226

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Kaspi.kz Joint Stock Company

Interim Condensed Consolidated Statements of Changes in Equity

For the three months ended 31 March 2023 and 2024 (Unaudited)

(in millions of KZT)

	Issued capital	Treasury shares	Additional paid-in- capital	Revaluation reserve of financial assets and other reserves	Share-based compensation reserve	Retained earnings	Total equity attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance at 31 December 2022	130,144	(94,058)	506	(9,201)	29,274	762,500	819,165	6,524	825,689
Net income	-	-	-	-	-	173,103	173,103	1,106	174,209
Other comprehensive loss	-	-	-	13,529	-	-	13,529	144	13,673
Total comprehensive income	-	-	-	13,529	-	173,103	186,632	1,250	187,882
Acquisition of subsidiary with non-controlling interest	-	-	-	-	-	(2,080)	(2,080)	2,080	-
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(953)	(953)
Share options accrued	-	-	-	-	3,750	-	3,750	-	3,750
Share options exercised	-	2,760	-	-	(15,323)	12,563	-	-	-
Share buy-back program	-	(20,131)	-	-	-	-	(20,131)	-	(20,131)
Balance at 31 March 2023	130,144	(111,429)	506	4,328	17,701	946,086	987,336	8,901	996,237
Balance at 31 December 2023	130,144	(152,001)	506	9,719	34,810	1,054,945	1,078,123	25,090	1,103,213
Net Income	-	-	-	-	-	219,599	219,599	3,841	223,440
Other comprehensive income	-	-	-	31,339	-	-	31,339	333	31,672
Total comprehensive income	-	-	-	31,339	-	219,599	250,938	4,174	255,112
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(774)	(774)
Share options accrued	-	-	-	-	3,889	-	3,889	-	3,889
Share options exercised	-	3,302	-	-	(19,923)	16,621	-	-	-
Share buyback program	-	(2,852)	-	-	-	-	(2,852)	-	(2,852)
Balance at 31 March 2024	130,144	(151,551)	506	41,058	18,776	1,291,165	1,330,098	28,490	1,358,588

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Kaspi.kz Joint Stock Company

Interim Condensed Consolidated Statements of Cash Flows

For the three months ended 31 March 2023 and 2024 (Unaudited)

(in millions of KZT)

	Three months ended 31 March 2023	Three months ended 31 March 2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received from loans to customers	133,122	169,938
Other interest received	21,524	54,185
Interest paid	(106,625)	(144,782)
Expenses paid on obligatory insurance of individual deposits	(2,353)	(3,370)
Net fee revenue received	204,933	275,629
Retail revenue received	7,025	35,570
Sales & marketing expenses paid	(7,450)	(8,549)
Other income received	6,091	1,672
Transaction expenses paid	(5,959)	(6,331)
Cost of goods and services purchased	(34,799)	(62,749)
Technology & product development expenses paid	(11,750)	(17,672)
General & administrative expenses paid	(8,984)	(10,476)
Cash flows from operating activities before changes in operating assets and liabilities	194,775	283,065

Changes in operating assets and liabilities
Decrease/(increase) in operating assets:
Mandatory cash balances with NBRK	(2,036)	(3,064)
Due from banks	(221)	1,369
Financial assets at FVTPL	1,328	(1,254)
Loans to customers	(101,978)	(299,081)
Other assets	(34,093)	(11,418)
Increase/(decrease) in operating liabilities:
Due to banks	116,646	103,733
Customer accounts	89,325	(179,647)
Financial liabilities at FVTPL	905	350
Other liabilities	(4,528)	(30,677)
Cash inflow/(outflow) from operating activities before income tax	260,123	(136,624)
Income tax paid	(32,185)	(42,234)
Net cash inflow/(outflow) from operating activities	227,938	(178,858)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and intangible assets	(7,193)	(9,158)
Proceeds on sale of property and equipment	36	45
Proceeds on disposal of investment securities at FVTOCI	225,467	395,838
Purchase of investment securities at FVTOCI	(458,498)	(299,312)
Acquisitions of subsidiaries, net of cash and cash equivalent acquired	(5,000)	-

Net cash (outflow)/inflow from investing activities	(245,188)	87,413

Kaspi.kz Joint Stock Company

Interim Condensed Consolidated Statements of Cash Flows (continued)

For the three months ended 31 March 2023 and 2024 (Unaudited)

(in millions of KZT)

	Three months ended 31 March 2023	Three months ended 31 March 2024

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid by subsidiary to non-controlling interest	(953)	(774)
Purchase of treasury shares	(20,131)	(2,852)
Repayment of debt securities issued	(41,261)	(51,195)
Repayment of subordinated debt	(5,300)	-
Net cash outflow from financing activities	(67,645)	(54,821)

Effect of changes in foreign exchange rate on cash and cash equivalents	(9,627)	(6,142)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(94,522)	(152,408)

CASH AND CASH EQUIVALENTS, beginning of period	615,360	820,466

CASH AND CASH EQUIVALENTS, end of period	520,838	668,058

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information

For the Three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

1.
Corporate information

Overview

Kaspi.kz operates a two-sided Super App business model: the Kaspi.kz Super App for consumers and the Kaspi Pay Super App for merchants and entrepreneurs. Our offerings include payments, marketplace and fintech solutions for both consumers and merchants. Our business model, reinforced by our highly recognizable brand and continuing product innovation, generates powerful network effects, which has resulted in growth across all our platforms and strong financial performance.

Kaspi.kz Segments

Our segment reporting is based on our three business platforms:

•
Payments: Our Payments Platform facilitates transactions between and among merchants and consumers. For consumers, our Payments Platform is a highly convenient way to pay for shopping transactions, regular household bills and make peer-to-peer payments. For merchants, our Payments Platform enables them to accept payments online and in-store, issue and instantly settle invoices, pay suppliers and monitor merchants’ turnover. Our Payments Platform is our main customer acquisition tool and we consider it to be fundamental for high levels of customer engagement. Having achieved scale with consumers and merchants, our Payments Platform brings more value to consumers and merchants. Payments Platform proprietary data facilitates informed decision-making across multiple areas of our business.

•
Marketplace: Our Marketplace Platform connects both online and offline merchants with consumers, enabling merchants to increase their sales through an omnichannel strategy and allowing consumers to purchase a broad selection of products and services from a wide range of merchants. Marketplace has three main propositions—m-Commerce, e-Commerce and Kaspi Travel. m-Commerce is our mobile solution for shopping in person, while consumers can use e-Commerce to shop anywhere, anytime and typically with free delivery. Kaspi Travel allows consumers to book domestic and international flights, domestic rail tickets and international package holidays. We help merchants increase their sales by connecting them to our Payments and Fintech products, Kaspi Advertising and our delivery services. Other than in e-Grocery and car e-commerce, our Marketplace Platform is a “3P” model, enabling third-party merchants to sell their products directly to consumers. Following the completion of our investment in Kolesa JSC, we have access to widely recognized classifieds platforms in Kazakhstan and Autoelon.uz, an Uzbekistan car marketplace and member of the Kolesa Group.

•
Fintech: Our Fintech Platform provides consumers with BNPL, finance and savings products, and merchants with merchant finance services. All Fintech services can be accessed through our Super Apps, fully digitally, with users identified using Kaspi ID biometrics technology. We incentivize consumers and merchants to prepay any finance products prior to contractual maturity without penalty, which helps to drive frequency of transactions. We lend only in local currency and we fund our financing products mainly using Kaspi Deposits, which are primarily local currency savings accounts. As we add more opportunities to transact with the Kaspi.kz Super App, we anticipate that consumers will keep more of their deposits with us.

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

Information about the group of companies

Joint Stock Company Kaspi.kz (“the Company” or “the Group”) was incorporated in the Republic of Kazakhstan in 2008. The Company is regulated by the National Bank of the Republic of Kazakhstan (“NBRK”) and the Agency of the Republic of Kazakhstan for Regulation and Development of Financial Market. The registered address of the Company is
154A, Nauryzbai Batyr street, Almaty, 050013, the Republic of Kazakhstan.

The Group structure did not change since 31 December 2023.

The shareholders are as follows:

	June 31 December 2023%	31 March 2024%
Baring Funds*	27.53	25.45
Mikheil Lomtadze	24.67	22.60
Vyacheslav Kim	23.47	21.40
Public Investors	20.92	26.88
Management	3.41	3.67

Total	100.00	100.00

*As at 31 December 2023 and 31 March 2024, Asia Equity Partners Limited held 21.06% and 19.00% of total shares, respectively and Baring Fintech Nexus Limited held 6.47% and 6.45% of total shares, respectively, on behalf of Baring Funds.

This interim condensed consolidated financial information was approved on 26 April 2024.

2.
Basis of presentation

This interim condensed consolidated financial information has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. This interim condensed consolidated financial information has been prepared on the assumption that the Group is a going concern, as the Group has the resources to continue in operation for at least the next twelve months. In making this assessment, management has considered a wide range of information in relation to present and future economic conditions, including projections of cash flows, profit and capital resources.

This interim condensed consolidated financial information does not include all the information and disclosures required in the annual consolidated financial statements. The Group omitted disclosures, which would substantially duplicate the information contained in its audited annual consolidated financial statements for 2023 prepared in accordance with International Financial Reporting Standards (“IFRS”), such as accounting policies and details of accounts, which have not changed significantly in amount or composition.

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

The exchange rates at the period-end used by the Group in the preparation of the interim condensed consolidated financial information are as follows:

	31 December 2023	31 March 2024

KZT/USD	454.56	446.78
KZT/EUR	502.24	481.81

3.
Material accounting policies

This interim condensed consolidated financial information has been prepared under the historical cost convention, except for the revaluation of certain properties and financial instruments.

The same accounting policies, presentation and methods of computation have been followed in this interim condensed consolidated financial information as were applied in the preparation of the Group’s consolidated financial statements for the year ended

31 December 2023.

Adoption of new and revised Standards

New and revised IFRS Standards that are effective for the current year

The following amendments and interpretations are effective for the Group beginning
1 January 2024:

IFRS S2 Climate-related Disclosures	1 January 2024
IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information	1 January 2024
Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)	1 January 2024
Classification of Liabilities as Current or Non-current — Deferral of Effective Date (Amendment to IAS 1)	1 January 2024

The above standards and interpretations were reviewed by the Group's management and determined to not have a significant effect on the consolidated financial information of the Group.

New and revised IFRS Standards in issue but not yet effective

At the date of authorisation of this financial information, the Group has not applied the following new and revised IFRS Standards that have been issued but are not yet effective:

New or revised standard or interpretation	Applicable to annual reporting periods beginning on or after
Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback	1 January 2024
Amendments to IAS 1 – Non-current Liabilities with Covenants	1 January 2024

The management does not expect that the adoption of the Standards listed above to have a material impact on the condensed consolidated financial information of the Group in future periods.

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

4.
Revenue

Revenue includes fee revenue, interest revenue, retail revenue, rewards and other gains. Rewards earned by retail customers of the Group are deducted from revenue.

	Three months ended 31 March 2023	Three months ended 31 March 2024

REVENUE	395,004	552,814
Fee revenue	205,802	288,120
Interest revenue	185,320	240,301
Retail revenue	8,014	35,570
Rewards	(9,254)	(12,968)
Other gains	5,122	1,791

Revenue by segments is presented below:

	Three months ended 31 March 2023	Three months ended 31 March 2024
Payments	101,205	126,597
Payments fee revenue	76,796	97,810
Interest revenue	24,409	28,787

Marketplace	72,331	150,450
Marketplace fee revenue	63,436	114,598
Retail revenue	8,014	35,570
Other gains	881	282

Fintech	230,722	290,601
Interest revenue	160,911	211,514
Fintech fee revenue	65,570	77,578
Other gains	4,241	1,509
Intergroup	-	(1,866)
Segment Revenue	404,258	565,782
Rewards	(9,254)	(12,968)
REVENUE	395,004	552,814

For the three months ended 31 March 2024, intergroup represents Marketplace fee revenue that was offset by Marketing expense, for activities to attract consumers of Fintech loans.

Other gains (losses) are mainly net gains (losses) on foreign exchange operations and financial assets and liabilities at FVTPL. For the three months ended 31 March 2023 and 2024, the net (loss) gain on foreign exchange operations were KZT 1,909 million and
KZT 923 million, respectively. For the three months ended 31 March 2023 and 2024, the net gain on financial assets and liabilities at FVTPL were KZT 2,134 million and KZT 810 million, respectively.

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

Fee revenue and retail revenue are presented by timing of revenue recognition in the table below:

	Three months ended 31 March 2023	Three months ended 31 March 2024
Goods and services transferred at point in time	142,086	240,438
Payments fee revenue - Transaction Revenue	70,636	90,270
Marketplace fee revenue - Seller Fees	63,436	114,598
Retail revenue	8,014	35,570
Goods and services transferred over time	71,730	85,118
Payments fee revenue - Membership Revenue	6,160	7,540
Fintech fee revenue - Membership Revenue	732	825
Fintech fee revenue - Fintech banking service fees	64,838	76,753
TOTAL FEE AND RETAIL REVENUE	213,816	325,556

5.
Segment Reporting

The Group reports its business in three operating segments.

The following tables present the summary of each segments’ revenue and net income:

	Three months ended 31 March 2023	Three months ended 31 March 2024

SEGMENT REVENUE	404,258	565,782
Payments	101,205	126,597
Marketplace	72,331	150,450
Fintech	230,722	290,601
Intergroup	-	(1,866)

NET INCOME	174,209	223,440
Payments	64,690	81,008
Marketplace	40,452	71,342
Fintech	69,067	71,090

Operating segments are identified based on how the Group manages the business on a day-to-day basis and the types of products and services provided. Operating segments are reported in a manner consistent with internal reports, which are reviewed and used by the management board (who are identified as Chief Operating Decision Makers, “CODM”). The operating performance measure of each operating segment is revenue and net income.

For the three months ended 31 March 2023 and 2024, costs and operating expenses that are deducted from revenue, include interest expenses of KZT 106,964 million and
KZT 145,499 million, respectively, provision expenses were KZT 15,191 million and
KZT 25,053 million, respectively, both attributable to Fintech Segment, share-based compensation expenses and other expenses recognised across the segments.

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

Management believes that other segment expenses are not material for analysis of our ongoing operations.

Expenses associated with share-based compensation are recognised across the segments.

The following table presents the summary of share-based compensation expense by segments:

	Three months ended 31 March 2023	Three months ended 31 March 2024

SHARE-BASED COMPENSATION	(3,750)	(3,889)
Payments	(1,234)	(1,468)
Marketplace	(391)	(495)
Fintech	(2,125)	(1,926)

6.
Costs and operating expenses

	Three months ended 31 March 2023	Three months ended 31 March 2024

COSTS AND OPERATING EXPENSES	(187,398)	(283,717)
Interest expenses	(106,964)	(145,499)
Transaction expenses	(5,959)	(6,331)
Cost of goods and services	(31,348)	(63,078)
Technology & product development	(18,004)	(26,430)
Sales & marketing	(4,154)	(9,934)
General & administrative expenses	(5,778)	(7,392)
Provision expenses (see Note 7)	(15,191)	(25,053)

Interest expenses include interest expenses on customer accounts, mandatory insurance of retail deposits and interest expenses on debt securities, including subordinated debt.

Transaction expenses are mainly composed of the costs associated with accepting, processing and otherwise enabling payment transactions. Those costs include fees paid to payment processors, payment networks and various service providers.

Cost of goods and services include costs incurred to operate retail network, 24-hour call support and communication with customers, product packaging and delivery, and other expenses which can be attributed to the Group’s operating activities related to the provision of the products and services. It also includes the price paid by us for consumer products, the subsequent sale of which generates Retail revenue.

Technology & product development consist of staff and contractor costs that are incurred in connection with the research and development of new and maintenance of existing products and services, development, design, data science and maintenance of our products and services, and infrastructure costs. Infrastructure costs include depreciation of servers, networking equipment, data center, kartomats, postomats and payment equipment, rent, utilities, and other expenses necessary to support our technologies and platforms.

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

Collectively, these costs reflect the investments we make in order to offer a wide variety of products and services to our customers.

Sales & marketing consist primarily of online and offline advertising expenses, promotion expenses, staff costs and other expenses that are incurred directly to attract or retain consumers and merchants. It also includes our charity and sponsorship activities.

General & administrative expenses consist primarily of costs incurred to provide support to our business, including legal, human resources, finance, risk, compliance, executive, professional services fees, office facilities and other support functions.

Employee benefits, depreciation and amortization expenses and operating lease expenses are presented as follows:

	Three months ended 31 March 2023			Three months ended 31 March 2024
	Employee benefits	Depreciation & amortisation	Operating lease	Employee benefits	Depreciation & amortisation	Operating lease
Cost of goods and services	(5,329)	(237)	(324)	(6,786)	-	(310)
Technology & product development	(8,915)	(4,513)	(795)	(13,281)	(6,190)	(1,173)
Sales & marketing	(394)	-	(12)	(691)	-	(37)
General & administrative expenses	(3,674)	(868)	(98)	(4,038)	(980)	(244)
Total	(18,312)	(5,618)	(1,229)	(24,796)	(7,170)	(1,764)

Expenses associated with share-based compensation are recognised across the functions in which the compensation recipients are employed. The following table sets forth an analysis of share-based compensation expense by function for the periods indicated:

	Three months ended 31 March 2023	Three months ended 31 March 2024

SHARE-BASED COMPENSATION	(3,750)	(3,889)
Cost of goods and services	(329)	(329)
Technology & product development	(1,741)	(2,235)
Sales & marketing	(126)	(135)
General & administrative expenses	(1,554)	(1,190)

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

7.
Provision expenses

The movements in loss allowance for the three months ended 31 March 2023 were as follows:

	Loans to customers			Due from banks	Financial assets at fair value through other comprehensive income			Cash and cash equivalents	Other assets	Contin-gencies	Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 1
Loss allowance for ECL as at 31 December 2022	67,604	11,785	135,313	6	82	656	-	3	7,794	39	223,282
Changes in provisions
-Transfer to Stage 1	5,214	(1,152)	(4,062)	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(2,651)	3,784	(1,133)	-	-	-	-	-	-	-	-
-Transfer to Stage 3	(2,701)	(7,513)	10,214	-	-	-	-	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(13,665)	13,728	3,979	(2)	3	170	-	10	356	30	4,609
New assets issued or acquired	19,525	-	-	-	10	-	-	-	-	-	19,535
Repaid assets (except for write-off)	(8,926)	(889)	(3,343)	-	(18)	-	-	-	-	-	(13,176)
Modification effect	-	-	4,223	-	-	-	-	-	-	-	4,223
Total effect on Consolidated Statements of Profit or Loss	(3,066)	12,839	4,859	(2)	(5)	170	-	10	356	30	15,191
Write-off, net of recoveries	-	-	(3,752)	-	-	-	-	-	-	-	(3,752)
Foreign exchange difference	-	-	4	-	-	-	-	-	-	-	4
As at 31 March 2023	64,400	19,743	141,443	4	77	826	-	13	8,150	69	234,725

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

The movements in loss allowance for the three months ended 31 March 2024 were as follows:

	Loans to customers				Due from banks	Financial assets at fair value through other comprehensive income			Cash and cash equivalents		Other assets	Contin-gencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1		Stage 3	Stage 1
Loss allowance for ECL as at 31 December 2023	59,939	16,290	166,042	261	6	114	158	1,136	23		5,640	35	249,644
Changes in provisions
-Transfer to Stage 1	9,720	(2,272)	(7,448)	-	-	-	-	-	-		-	-	-
-Transfer to Stage 2	(2,369)	6,001	(3,632)	-	-	-	-	-	-		-	-	-
-Transfer to Stage 3	(4,173)	(11,796)	15,969	-	-	-	-	-	-		-	-	-
Net changes, resulting from changes in credit risk parameters	(11,755)	15,114	6,027	852	(1)	196	(17)	(575)	(19)		399	46	10,267
New assets issued or acquired	21,867	-	-	-		102	-	-	-	-	-	-	21,969
Repaid assets (except for write-off)	(8,771)	(1,296)	(3,323)	-		-	-	-	-	-	-	-	(13,390)
Modification effect	-	-	6,207	-		-	-	-	-	-	-	-	6,207
Total effect on Consolidated Statements	1,341	13,818	8,911	852	(1)	298	(17)	(575)	(19)		399	46	25,053

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

of Profit or Loss
Write-off, net of recoveries/ recoveries	-	-	(16,951)	-	-	-	-	-	-	771	-	(16,180)
Foreign exchange difference	-	-	1	-	-	-	-	-	-	-	-	1
As at 31 March 2024	64,458	22,041	162,892	1,113	5	412	141	561	44	6,810	81	258,518

Net changes, resulting from changes in credit risk parameters include decrease of provisions due to partial repayment of loans.

As at 31 December 2023 and 31 March 2024, the allowance for impairment losses on financial assets at FVTOCI of KZT 1,408 million and

KZT 1,114 million, respectively, is included in the ‘Revaluation reserve of financial assets and other reserves’ within equity.

During the three months ended 31 March 2024, the Group implemented amendments to its provision methodology, according to which, after 1080 days past due there is no reasonable expectations of recovering of collateralized defaulted car loans. As such the car loans are fully written off when past due by more than 1080 days. The effect of change of the policy for prior periods is not material.

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

8.
Income tax

The Group provides for taxes for the current period based on the tax accounts maintained and prepared in accordance with the respective tax regulations of the Republic of Kazakhstan, the Republic of Azerbaijan, Ukraine and Uzbekistan, where the Company and its subsidiaries operate and which may differ from IFRS.

The Group is subject to certain permanent tax differences due to non-tax deductibility of certain expenses and a tax-free regime for certain income.

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Temporary differences relate mostly to different methods of income and expense recognition as well as to recorded values of certain assets.

Deferred income tax liabilities comprise:

	31 December 2023	31 March 2024

Vacation reserve, accrued bonuses and share-based compensation	1,242	1,246
Property, equipment and intangible assets	(4,012)	(2,655)
Other	527	(593)
Net deferred tax liability	(2,243)	(2,002)

Relationships between net income before tax and income tax expenses are explained as follows:

	Three months ended 31 March 2023	Three months ended 31 March 2024
Net income before tax	207,606	269,097
Tax at the statutory tax rate of 20%	(41,521)	(53,819)
Non-taxable income	8,791	8,980
Non-deductible expense	(667)	(818)

Income tax expense	(33,397)	(45,657)

Current income tax expense	(34,889)	(45,898)
Deferred income tax benefit	1,492	241
Income tax expense	(33,397)	(45,657)

Non-taxable income was represented by interest income on governmental and other qualified securities in accordance with the tax legislation. Statutory income tax rate is 20% in Kazakhstan and Azerbaijan, 18% in Ukraine and 15% in Uzbekistan.

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

	31 March 2023	31 March 2024
Net deferred tax liability:
At the beginning of the period	(3,205)	(2,243)
Change in deferred income tax balances recognised in profit or loss	1,492	241
At the end of the period	(1,713)	(2,002)

9.
Earnings per share

Earnings per share are determined by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the reporting period. For the purpose of diluted earnings per share calculation, the Group considers dilutive effects of share based compensation.

	31 March 2023	31 March 2024
Net income attributable to the shareholders of the Company	173,103	219,599
Weighted average number of common shares for basic earnings per share	190,006,020	189,279,242
Weighted average number of common shares for diluted earnings per share	191,653,398	190,741,341
Earnings per share – basic (KZT)	911	1,160
Earnings per share – diluted (KZT)	903	1,151

Reconciliation of the number of shares used for basic and diluted earnings per share:

	31 March	31 March
	2023	2024
Weighted average number of common shares for basic earnings per share	190,006,020	189,279,242
Number of potential common shares attributable to share-based compensation	1,647,378	1,462,099
Weighted average number of common shares for diluted earnings per share	191,653,398	190,741,341

10.
Cash and cash equivalents

	31 December 2023	31 March 2024

Cash on hand	259,639	179,826
Current accounts with other banks	274,534	198,221
Short-term deposits with other banks	216,217	290,011
Reverse repurchase agreements	70,076	-

Total cash and cash equivalents	820,466	668,058

Cash on hand includes cash balances with ATMs and cash in transit.

As at 31 December 2023 and 31 March 2024, current accounts and short-term deposits with NBRK are KZT 90,098 million and KZT 220,414 million, respectively.

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

As at 31 December 2023 and 31 March 2024, the fair value of collateral of reverse repurchase agreements classified as cash and cash equivalents, are KZT 70,160 million and KZT Nil, respectively.

11.
Investment securities and derivatives

Investment securities and derivatives comprise:

	31 December 2023	31 March 2024

Total financial assets at FVTOCI	1,377,130	1,311,350
Total financial assets at FVTPL	642	1,086

Total investment securities and derivatives	1,377,772	1,312,436
Financial assets at FVTOCI comprise:	31 December 2023	31 March 2024

Debt securities	1,376,728	1,310,928
Equity investments	402	422

Total financial assets at FVTOCI	1,377,130	1,311,350

	Interest rate, %	31 December 2023	Interest rate, %	31 March 2024
Debt securities
Bonds of the Ministry of Finance of the Republic of Kazakhstan	0.60-16.70	930,726	0.60-16.70	1,039,584
Corporate bonds	2.00-15.88	252,946	2.00-15.88	269,518
Sovereign bonds of foreign countries	0.63-3.50	1,687	0.63-3.50	1,826
Discount notes of the NBRK	14.44	191,369		-

Total debt securities		1,376,728		1,310,928

	A- and higher	BBB+ to BBB-	BB+ to B-	Not rated	Total
Debt securities as at 31 December 2023	33,681	1,335,500	4,037	3,510	1,376,728
Debt securities as at 31 March 2024	35,169	1,268,617	4,169	2,974	1,310,928

As at 31 December 2023 and 31 March 2024, restricted deposits included in due from banks with investment credit ratings (higher than ‘BBB-‘) in favor of international payments systems were KZT 27,357 million and KZT 27,894 million, respectively.

As at 31 December 2023 and 31 March 2024, investment securities were not pledged or somehow restricted, except for bonds of the Ministry of Finance of the Republic of Kazakhstan, notes of NBRK and corporate bonds pledged under repurchase agreements with other banks totaling KZT 154 million and KZT 87,039 million, respectively (Note 13).

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

12.
Loans to customers

	31 December 2023	31 March 2024

Gross loans to customers	4,478,489	4,774,345
Allowance for impairment losses (Note 7)	(242,532)	(250,504)

Total loans to customers	4,235,957	4,523,841

All loans to customers issued by the Group were allocated to the Fintech segment for internal segment reporting purposes.

Movements in allowances for impairment losses on loans to customers for the three months ended 31 March 2023 and 2024 are disclosed in Note 7.

As at 31 December 2023 and 31 March 2024, accrued interest of KZT 46,207 million and KZT 53,126 million, respectively, was included in loans to customers.

Loans with principal or accrued interest in arrears for more than 90 days are classified as non-performing loans (“NPL”). Allowance for impairment losses to NPLs reflects the Group’s total provision as a percentage of NPL’s. Considering the ratio represents allowance for impairment losses for all loans as a percentage of NPLs, the ratio can be more than 100%. These loans were classified in Stage 3.

The following table sets forth the Group’s outstanding NPLs as compared to the total allowance for impairment losses on total loans to customers:

	Gross NPLs	Total allowance for impairment	Total allowance for impairment losses to Gross NPLs

As at 31 December 2023	244,161	242,532	99%
As at 31 March 2024	254,823	250,504	98%

Provision expenses on loans to customers:

	Three months ended 31 March 2023	Three months ended 31 March 2024
Provision expenses on loans to customers:
Loans to customers	(14,632)	(24,922)
Total provision expenses on loans to customers	(14,632)	(24,922)

The Group did not provide loans, which individually exceeded 10% of the Group’s equity.

The gross carrying amount and related allowance for impairment losses on loans to customers by stage were as follows:

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	4,048,478	55,804	363,703	10,504	4,478,489
Allowance for impairment losses	(59,939)	(16,290)	(166,042)	(261)	(242,532)
Carrying amount as at 31 December 2023	3,988,539	39,514	197,661	10,243	4,235,957

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	4,308,013	76,796	376,438	13,098	4,774,345
Allowance for impairment losses	(64,458)	(22,041)	(162,892)	(1,113)	(250,504)
Carrying amount as at 31 March 2024	4,243,555	54,755	213,546	11,985	4,523,841

During the three months ended 31 March 2023 and 2024, the Group has restructured loans to customers, which were classified as NPL, in the amount of KZT 21,122 million and
KZT 27,974 million, respectively, by providing an interest free extended repayment schedule. During the three months ended 31 March 2023 and 2024, KZT 6,331 million and KZT 11,564 million, respectively, of restructured loans were collected.

As at 31 December 2023 and 31 March 2024, the Group’s restructured loans in

Stage 3 amounted to the gross carrying amount of KZT 57,571 million and
KZT 65,045 million, respectively.

As at 31 December 2023 and 31 March 2024, the Group’s restructured loans in Stage 2 amounted to the gross carrying amount of KZT 8,821 million and KZT 10,423 million, respectively.

As at 31 December 2023 and 31 March 2024, the Group’s restructured loans in Stage 1 amounted to the gross carrying amount of KZT 1,568 million and KZT 4,396 million, respectively.

As at 31 December 2023 and 31 March 2024, the Group recognized restructured loans as POCI loans with gross carrying amount of KZT 10,504 million and KZT 13,098 million, respectively.

13.
Due to banks

	31 December 2023	31 March 2024
Recorded at amortised cost:
Repurchase agreements	154	87,020
Time deposits of banks and other financial institutions	-	17,035

Total due to banks	154	104,055

As at 31 December 2023 and 31 March 2024, accrued interest of KZT 1 million and
KZT 203 million, respectively, was included in due to banks.

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

Fair value of securities pledged as collateral of repurchase agreements, which were classified as due to banks as at 31 December 2023 and 31 March 2024, amounted to

KZT 154 million and KZT 87,039 million, respectively.

14.
Customer accounts

	31 December 2023	31 March 2024

Individuals
Term deposits	4,316,825	4,351,710
Current accounts	826,328	663,352
Total due to individuals	5,143,153	5,015,062

Corporate customers
Term deposits	44,233	47,199
Current accounts	254,070	190,536
Total due to corporate customers	298,303	237,735

Total customer accounts	5,441,456	5,252,797

As at 31 December 2023 and 31 March 2024, accrued interest of KZT 44,044 million and
KZT 45,971 million, respectively, was included in term deposits within customer accounts.

As at 31 December 2023 and 31 March 2024, customer accounts of KZT 60,260 million and
KZT 51,117 million, respectively, were held as security against loans to customers.

As at 31 December 2023 and 31 March 2024, customer accounts of KZT 97,806 million (1.80% of total customer accounts) and KZT 96,449 million (1.84% of total customer accounts), respectively, were due to the top twenty customers.

As at 31 December 2023 and 31 March 2024, customer accounts were predominately denominated in KZT, comprising 91% and 91%, respectively, and customer accounts in other foreign currencies were 9% and 9%, respectively.

15.
Share capital

The table below provides a reconciliation of the change in the number of authorised shares, issued and fully paid shares, treasury shares and shares outstanding:

	Authorised shares	Issued and fully paid shares	Treasury shares	Shares outstanding

Common shares

1 January 2023	216,742,000	199,500,000	(9,190,030)	190,309,970
GDR options exercised (Note 16)	-	-	618,788	618,788
GDR buyback program	-	-	(1,595,293)	(1,595,293)

31 December 2023	216,742,000	199,500,000	(10,166,535)	189,333,465

GDR options exercised (Note 16)	-	-	740,339	740,339
GDR buyback program	-	-	(64,914)	(64,914)
31 March 2024	216,742,000	199,500,000	(9,491,110)	190,008,890

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

During the years ended 31 December 2022, 2023 and three months ended 31 March 2024, the Board of Directors approved six separate GDR buyback programs.

The Group accounts for GDRs repurchased in Treasury Shares component of Share Capital.

One GDR represents one share.

The following table summarizes the details of the GDR buyback programs:

	Start date	Termination date	Number of GDRs acquired	Total amount paid
1st buy-back program	22 April 2022	21 July 2022	998,429	22,841
2nd buy-back program	22 July 2022	21 October 2022	788,153	21,325
3rd buy-back program	22 October 2022	24 February 2023	1,131,380	38,474
4th buy-back program	22 March 2023	21 July 2023	531,995	18,740
5th buy-back program	22 July 2023	21 October 2023	283,689	12,614
6th buy-back program	22 October 2023	16 January 2024	303,286	13,233
31 March 2024			4,036,932	127,227

The Group accounts for GDRs repurchased as treasury shares.

The table below provides a reconciliation of the change in outstanding share capital fully paid:

	Issued and fully paid shares	Treasury shares	Total
Balance at 1 January 2022	130,144	(94,058)	36,086
GDR options exercised	-	2,760	2,760
GDR buyback program	-	(60,703)	(60,703)
Balance at 31 December 2023	130,144	(152,001)	(21,857)
GDR options exercised	-	3,302	3,302
GDR buyback program	-	(2,852)	(2,852)
Balance at 31 March 2024	130,144	(151,551)	(21,407)

16.
Share-based compensation

In 2023, the share option program was expanded to include more senior executives and other core Group personnel. The share-based awards are used to attract, incentivize and retain employees over the long-term by the management of the Group.

Share-based compensation expense

According to IFRS 2, this accelerates the recognition of compensation expenses resulting in a higher proportion of expenses being recognized in the early years of overall plan.

	31 March 2023	31 March 2024

Share-based compensation expense	(3,750)	(3,889)
Share options	(3,750)	(3,889)

GDR Options

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

The fair value of GDR options at the date of grant is determined using the Black-Scholes model. The fair value determined at the grant date is expensed over the five year vesting period, based on the Group’s estimate of the number of GDR options that will eventually vest. Recipients of GDR options are entitled to receive dividends once GDR options vested and exercised.

The inputs into the Black-Scholes model are as follows:

	31 December 2023	31 March 2024

Black-Scholes model inputs:
Weighted average share price in USD	67.3	67.3
Expected volatility	42.4%	42.4%
Risk-free rate	4.2%	4.2%
Dividend yield	7.0%	7.0%

Expected volatility is based on the historical share price volatility over the past 3 years.

The following table summarizes the details of the GDR options outstanding:

	31 December 2023 (GDRs)	31 March 2024 (GDRs)
Outstanding at the beginning of the period	2,266,166	2,202,438
Granted	564,800	-
Forfeited	(9,740)	-
Exercised	(618,788)	(740,339)
Expired	-	-
Outstanding at the end of the period	2,202,438	1,462,099

In the period ended 31 December 2023 and 31 March 2024, 618,788 GDR options and 740,339 GDR options, respectively, were exercised and GDRs were issued from treasury shares.

The following table represents Share-based compensation reserve outstanding:

Share-Based Compensation reserve
1 January 2023	29,274
GDR options accrued	20,859
GDR options exercised	(15,323)
31 December 2023	34,810
GDR options accrued	3,889
GDR options exercised	(19,923)
31 March 2024	18,776

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the Three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

17.
Fair value of financial instruments

a.
Fair value of financial instruments

IFRS defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

b.
Fair value of the Group's financial assets and financial liabilities measured at fair value on a recurring basis

Some of the Group's financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

Financial assets/financial liabilities	Fair value as at 31 December 2023	Fair value as at 31 March 2024	Fair value hierarchy	Valuation technique(s) and key input(s)

Non-derivative financial assets at FVTOCI (Note 11)	3,968	3,231	Level 1	Quoted prices in an active market.
Non-derivative financial assets at FVTOCI (Note 11)	1,370,806	1,300,475	Level 2	Quoted prices in markets that are not active.
Non-derivative financial assets at FVTOCI (Note 11)	2,322	7,588	Level 3	DCF method with weighted average discount ratio 18.3%
Unlisted Equity investments classified as financial assets at FVTOCI (Note 11)	34	56	Level 3	Adjusted net assets based on most recent published financial statements of unlisted companies with discount for marketability and liquidity. Discount ratios varies from 10% to 30%.
Derivative financial assets (Note 11)	642	1,086	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

Derivative financial liabilities (Note 11)	1,165	1,515	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

As at 31 December 2023, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 407,086 million and KZT 713,131 million, respectively. As at 31 March 2024, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 293,636 million and KZT 745,948 million, respectively. Those investment securities are by nature and for regulatory purposes treated as high quality liquid assets, but are classified as Level 2 due to insufficient trading on regulated market.

There were no transfers between Level 1 and Level 2 in the period.

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

The reconciliation of Level 3 fair value measurements of financial assets is presented as follows:

	Fair value through other comprehensive income
	Unquoted debt securities	Total
1 January 2024	2,322	2,322

Total gains or losses:
- in profit or loss	-	-
- in other comprehensive income	152	152
Purchases	5,114	5,114
Issues	-	-
Disposals/settlements	-	-
Transfer into level 3	-	-
Transfers out of level 3	-	-

31 March 2024	7,588	7,588

During the three month ended 31 March 2023, there were no transfers between Level 1, Level 2 and Level 3.

c.
Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required).

Except as detailed in the following table, management of the Group considers that the carrying amount of financial assets and financial liabilities recognised in the consolidated financial statements approximate their fair values.

	31 December 2023
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	30,683	30,048	Level 2
Loans to customers	4,235,957	4,230,722	Level 3
Due to banks	154	154	Level 2
Customer accounts	5,441,456	5,382,189	Level 2
Debt securities issued	99,468	96,666	Level 2
Subordinated debt	62,369	60,895	Level 2

	31 March 2024
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	30,156	29,552	Level 2
Loans to customers	4,523,841	4,344,341	Level 3
Due to banks	104,055	104,028	Level 2
Customer accounts	5,252,797	5,206,967	Level 2
Debt securities issued	49,830	48,096	Level 2
Subordinated debt	60,824	58,650	Level 2

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

Assets and liabilities for which fair value approximates carrying value

For financial assets and liabilities that have a short-term maturity (less than 3 months), it is assumed that the carrying amounts approximate to their fair value. This assumption is also applied to demand deposits and savings accounts without a maturity.

Due from banks

The estimated fair value of term due from banks is determined by discounting the contractual cash flows using interest rates currently offered for due from banks with similar terms.

Loans to customers

Loans to individual customers are made at fixed rates. The fair value of fixed rate loans has been estimated by reference to the market rates available at the reporting date for loans with similar maturity profile.

Due to banks

The estimated fair value of due to banks is determined by discounting the contractual cash flows using interest rates currently offered for due to banks with similar terms.

Customer accounts

The estimated fair value of term deposits is determined by discounting contractual cash flows using interest rates currently offered for deposits with similar terms. For current accounts which are non-interest bearing, the Group considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

Debt securities issued, subordinated debt

Debt securities issued and subordinated debt are valued using quoted prices.

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

18.
Transactions with related parties

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form. The Group had the following transactions outstanding with related parties:

	31 December 2023		31 March 2024
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions

Consolidated statements of financial position
Gross loans to customers	2,435	4,478,489	2,281	4,774,345
- entities controlled by the key management personnel of the Group	2,435		2,281

Allowance for impairment losses on loans to customers	(2)	(242,532)	(26)	(250,504)
- entities controlled by the key management personnel of the Group	(2)		(26)

Other assets	1,196	135,598	4,114	152,204
- entities controlled by the key management personnel of the Group	1,196		4,114

Customer accounts	15,259	5,441,456	9,170	5,252,797
- entities controlled by the key management personnel of the Group	9,526		1,113
- key management personnel of the Group	5,662		7,957
- other related parties	71		100

Other liabilities	5,050	115,272	3,111	83,132
- entities controlled by the key management personnel of the Group	5,004		3,067
- key management personnel of the Group	46		44

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

	31 March 2023		31 March 2024
	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption
Consolidated Statements of Profit or Loss

Net fee revenue	32	196,548	971	275,152
- entities controlled by the key management personnel of the Group	3		944
- key management personnel of the Group	27		27
- other related parties	2		-

Interest revenue	71	185,320	56	240,301
- other related parties	71		56

COSTS AND OPERATING EXPENSES
Interest expense	(127)	(106,964)	(254)	(145,499)
- entities controlled by the key management personnel of the Group	(62)		-
- key management personnel of the Group	(4)		(253)
- other related parties	(61)		(1)
Transaction expenses	-	(5,959)	(5)	(6,331)
- entities controlled by the key management personnel of the Group	-		(5)

Cost of goods and services	(26)	(31,348)	(1,935)	(63,078)
- entities controlled by the key management personnel of the Group	(26)		(1,935)

Up until its acquisition in October 2023, Kolesa Group was an entity controlled by the key management personnel of the Group and was a party to an agreement, under which we were paying fees to Kolesa Group for car loans generated on Kolesa’s car classifieds platform. During the three months ended 31 March 2023 and 2024, transaction costs attributable to origination of loans to customers and paid to entities controlled by the key management personnel of the Group, were KZT 1,575 million and KZT Nil, respectively.

During the three months 31 March 2023 and 2024, the total value of goods purchased from entities controlled by the key management personnel was KZT Nil and KZT 1,793 million, respectively, from which KZT Nil and KZT 1,726 million, respectively, recognised in cost of goods and services.

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

Compensation to directors and other members of key management is presented as follows:

	Three months ended 31 March 2023		Three months ended 31 March 2024
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions
Compensation to key management personnel:
Employee benefits	(148)	(18,312)	(104)	(24,796)
Share-based compensation	(1,192)	(3,750)	(454)	(3,889)

Kaspi.kz Joint Stock Company

Notes to the Interim Condensed Consolidated Financial Information (Continued)

For the three months ended 31 March 2024 (Unaudited)

(in millions of KZT)

19.
Regulatory matters

The management of Kaspi Bank JSC (“the Bank”-subsidiary of the Company) monitors capital adequacy ratio based on requirements of standardised approach of Basel Committee of Banking Supervision “Basel III: A global regulatory framework for more resilient banks and banking systems” (December 2010, updated in June 2011).

The capital adequacy ratios calculated on the basis of the Bank’s consolidated financial statements under Basel III with updated RWA methodology are presented in the following table:

	31 December 2023	31 March 2024

Tier 1 capital (k1.2)	17.4%	16.8%
Total capital (k.2)	18.1%	17.8%

The Bank complies with NBRK’s capital requirements. The minimum regulatory capital adequacy requirements are 6.5% for k1.2 and 8% for k.2, excluding a conservation buffer of 3% and systemic buffer of 1% for each.

The following table presents the Bank’s capital adequacy ratios in accordance with the NBRK requirements:

	31 December 2023	31 March 2024

Tier 1 capital (k1.2)	12.6%	12.4%
Total capital (k.2)	13.0%	12.8%

20.
Subsequent events

On 19 April 2024, the Board of Directors of the Company proposed a dividend of
KZT 850 per share, subject to Shareholder approval.